



The Blending Lab, Inc. Small Business Bond™

Bond Terms:

Bond Yield: 8.0%
Target Raise Amount: $250,000
Minimum Raise Amount: $50,000

Repayment Period: 7 years (84 months)
Collateral: Unsecured
Offering End Date: August 1, 2022

Company Details:

Name: The Blending Lab, Inc.
Founded: 2014
Address: 7948 W. 3rd St., Los Angeles, CA 90048

Industry: Winery
Employees: 4
Website: https://www.thewineblendinglab.com/

Use of Funds Allocation:

If maximum raise is met:
$125,000 (50.0%) – Second Location
$75,000 (30.0%) – Hiring Staff
$25,000 (10.0%) – Production
$16,250 (6.5%) – Advertising and PR
$8,750 (3.5%) – SMBX Capital Raise Fee

Social:

Instagram: 4,424 Followers





Business Metrics:

	FY20	FY21	YTD 3/31/22
Total Assets	$625,938	$668,152	$665,520
Cash & Cash Equivalents	$149,234	$106,237	$81,242
Accounts Receivable	$0	$0	$0
Short-term Debt	$10,783	$24,238	$33,226
Long-term Debt	$697,211	$734,872	$725.166
Revenues / Sales	$249,032	$392,936	$85,345
Cost of Goods Sold	$89,775	$65,071	$21,272
Taxes	$0	$0	$0
Net Income	-$106,813	$51,028	-$1,915

About:

The Blending Lab, Inc. is an urban winery tasting room in the heart of Los Angeles, a business founded by three dreamers with a goal to bring a new unique wine experience. Outside of a traditional tasting room experience, where customers can enjoy tasting flights or wine by the glass, The Blending Lab offers a unique opportunity for its clients to learn about making and blending wine in its unique wine blending classes.

For more information, contact our Customer Support Team at support@thesmbx.com

